UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Onconova Therapeutics, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

68232V306

(CUSIP Number)

E. Premkumar Reddy

c/o 375 Pheasant Run

Newtown, PA  18940

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V306

1.	Names of Reporting Persons E. Premkumar Reddy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 371,742(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 371,742(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,742(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%(1), (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 5,208 underlying options to purchase common stock that are immediately exercisable or will be exercisable within 60 days of the date hereof, and 99,750 shares underlying warrants to purchase common stock held by the Reporting Person.

(2) Based on 6,340,401 shares of the Issuer’s common stock outstanding as of July 29, 2016.

Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $0.01 per share (“common stock”), of Onconova Therapeutics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 375 Pheasant Run, Newtown, PA 18940.

Item 2.   Identity and Background

(a)-(c) E. Premkumar Reddy, who is sometimes referred to in this statement as the “Reporting Person,” is a member of the board of directors of the Issuer, and his present principal occupation is professor at Icahn School of Medicine at Mount Sinai.  The Reporting Person has a business address at Icahn School of Medicine at Mount Sinai, Icahn (East) Building Floor 15 Room 15-20C, 1425 Madison Avenue, New York, NY  10029.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

On July 8, 2016, the Issuer distributed to holders of its common stock and to holders of certain of outstanding warrants, at no charge, non-transferable subscription rights to purchase units. Each unit consisted of one share of common stock and 0.75 of a tradable warrant representing the right to purchase one share of common stock.  The warrants are exercisable for a period of five years for one share of common stock at an exercise price of $4.92 per share, subject to customary adjustments. The offering of units pursuant to the subscription rights is referred to as the “Rights Offering.”  The subscription period for the Rights Offering expired on July 26, 2016 and the Rights Offering closed on July 29, 2016.

In the Rights Offering, the Reporting Person purchased 133,000 units, consisting of 133,000 shares of common stock and 99,750 warrants to purchase common stock, from the Issuer at the subscription price of $4.10 per unit for an aggregate subscription price of $545,300.  The Reporting Person purchased such units in the Rights Offering with personal funds.  To the extent the Reporting Person exercises any of his warrants, he expects to use his personal funds to fund the exercise price.

The Reporting Person is the direct beneficial owner of 5,875 options to purchase shares of common stock set forth below, which he received from the Issuer as compensation for services.  To the extent exercised, the Reporting Person expects to use his personal funds to fund the exercise price.

Date Granted	Expiration Date	Number of Options	Strike Price
3/17/2010	3/17/2020	1,875	$57.60
7/25/2013	7/25/2023	1,000	$150.00
5/22/2014	5/22/2024	1,000	$45.20
6/15/2015	6/15/2025	1,000	$26.90
5/18/2016(3)	5/18/2026	1,000	$5.20

(3)         This option, representing a right to purchase a total of 1,000 shares of common stock, will vest over 12 months from May 18, 2016, with 1/12th vesting on June 18, 2016 and 11/12th vesting in 11 equal monthly installments thereafter, subject to continued service to the Issuer through each vesting date.

Item 4.   Purpose of Transaction

The Reporting Person acquired the securities reported in this statement for investment purposes and, except for the potential to acquire additional shares of common stock through the exercise of options and warrants noted herein, has no plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  This disclosure does not address any plans or proposals which the Reporting Person may have or develop, or of which he may be or become aware, solely in his capacity as a director of the Issuer.

Item 5.   Interest in Securities of the Issuer

(a)                                 See Items 11 and 13 of the cover page to this Schedule 13D.

(b)                                 See Items 7 through 10 on the cover pages to this Schedule 13D.  The Reporting Person individually owns 133,784 shares of common stock of the Issuer.  The Reporting Person also holds options to purchase 5,875 shares of common stock and warrants to purchase 99,750 shares of common stock.

(c)                                  Other than as set forth in Item 3 above, no transactions in the shares of common stock of the Issuer have been effected by the Reporting Persons during the past 60 days.

(d)                                 None.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The options to purchase common stock held by the Reporting Person have been issued and are exercisable pursuant to the Issuer’s Onconova Therapeutics, Inc. 2013 Equity Compensation Plan, and forms of agreement thereunder.  The vesting terms, exercise prices and expiration dates of such options are set forth in Item 3.

Item 7.   Material to be Filed as Exhibits

1.                                      Onconova Therapeutics, Inc. 2013 Equity Compensation Plan, and forms of agreement thereunder  (Incorporated by reference to Exhibit 10.25 to Pre-Effective Amendment No. 1 the Company’s Registration Statement on Form S-1 filed on July 11, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2016	/s/ E. Premkumar Reddy
E. Premkumar Reddy